Filed by Arqit Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp.

Commission File No. 001-39993

Date: May 17, 2021

New quantum cybersecurity venture to create 2,000 high-tech UK jobs

Arqit, a British company established in 2017, has announced the launch of a new quantum cybersecurity platform designed to solve current and future threats to the security of internet communications. The platform, QuantumCloudTM, uses transformational innovation in both quantum physics and crypto-mathematics, and has been developed over the course of four years of collaboration with the UK Government, BT and Virgin Orbit.

The launch positions the British economy at the forefront of global innovation in quantum, space and cyber technology, and Arqit alone intends to create 2,000 high-tech jobs in the UK. Since 2017, Arqit has received significant financial support from the UK Government through various departments and innovation programs. Arqit is in a position now to announce that, as a result of Wednesday’s announced financing transaction, it will remain operationally headquartered in the UK.

Arqit and BT today further announced that BT has entered into a contract to become Arqit’s exclusive reseller in the UK, incorporating their products into its wider portfolio of Security solutions. BT was a foundational research partner for Arqit in 2017, and the companies intend to extend their collaboration to find new ways to develop the UK’s quantum communications infrastructure.

Virgin, which has itself a long history of pioneering in aerospace technology, has invested via its Virgin Orbit subsidiary in the Arqit financing transaction as well as signing contracts to launch the first two Arqit satellites, possibly from Cornwall in the UK, targeted for 2023.

Arqit’s mission is to use transformational quantum encryption technology to protect the data of our governments, enterprises and citizens. Over the past four years, Arqit has invented and patented technology which substantially extends the ability to provide the benefits of Quantum Key Distribution (QKD) to end point devices. QuantumCloudTM puts a lightweight agent at any end point device, which is able to rapidly create an unlimited number of symmetric keys with partner devices.

QuantumCloudTM’s reach is due to be expanded further through the usage of pioneering satellite technology. Currently the symmetric keys used in data encryption are created terrestrially. However, by 2023 Arqit plans to launch two quantum satellites, which will build on established QKD protocols to extend the capability to both create and transmit a backbone of secure keys to the data centres of Arqit’s customers all over the world.

QuantumCloudTM is symmetric encryption reborn for the cloud, providing a significant improvement on legacy PKI encryption technology, and delivering future-ready protection against quantum-based attack. The US Government department NIST published a White Paper in April urging haste in the creation of new solutions to these problems – Arqit and its partners have achieved just such a solution.

Kwasi Kwarteng, BEIS SoS said: “Building back better from the pandemic means harnessing the latest developments in science and technology, so we want the UK to be the world’s first quantum-ready economy given its potential to deliver new jobs, skills and knowledge across Britain.

“Our National Quantum Technologies Programme, that is set to pass £1bn of public and private investment over its lifetime, is helping create a world leading quantum ecosystem here in UK, and supporting the commercial success of innovative quantum businesses.”

Howard Watson, Chief Technology Officer of BT said: “BT has been undertaking pioneering research in quantum security for many years, including working with Arqit on the research and concepts behind their technology. This launch is a great example of the innovation and capabilities that are being developed through collaboration across the UK’s technology ecosystem. We are proud to be providing this technology to UK customers, which will bolster our industry-leading security capabilities.”

Dan Hart, President and CEO of Virgin Orbit said “The Virgin Group has been a long-term investor in space because of the transformational impact it will have on our world. At Virgin Orbit, we look for innovative companies to work with, and we are pleased to be Arqit’s satellite launch partner and to invest in its development. Arqit’s satellites will enable the company to further distribute its cutting-edge quantum encryption technology, which will drive and protect development across so many key sectors.”

Arqit Co-Founder and Chairman David Williams said: “This is a global business and we are proud to have on the team some of the finest minds and capabilities from the US military and cyber, space and cloud tech markets. Also the UK’s public and private start-up community must take considerable credit for providing the infrastructure and backing to build this business – which we believe will embed the UK at the heart of global cyber-security and quantum encryption commercial and government programmes for decades to come. In the course of the next few weeks and months we will be announcing a long list of international customer and partner initiatives which are testament to the regard in which the UK is held in this mission critical enterprise and we are grateful to the Government, BT, Virgin and other backers for their support in our development.”

About Arqit

Arqit has invented a unique quantum encryption technology which makes the communications links of any networked device secure against current and future forms of hacking – even an attack from a quantum computer. Arqit’s product, called QuantumCloud™ creates unbreakable software encryption keys which are easy and efficient to use remotely with no hardware or disruption to software required. The software has universal application to every edge device and cloud machine in the world. Headquartered in the United Kingdom with subsidiaries in the United States, Arqit was founded in 2017 by UK satellite industry veteran David Williams. Arqit’s venture investors included Notion Capital, Seraphim Space, Evolution Equity and the UK government’s Future Fund.

About BT’s Quantum Key Distribution (QKD) programme:

BT has been actively developing security solutions for quantum communications towards commercialisation since 2014, as part of its wider programme to research the impact that quantum computing will have on telecommunications. BT leads and contributes to a number of collaborative projects in the field of QKD, providing insight from its own research and engaging with industry to standardise and integrate QKD into broader future-ready security solutions. In addition to our work with Arqit on satellite QKD, BT provided the first industrial deployment of a QKD solution for the National Composite Centre in Bristol, utilising Toshiba’s quantum technology.

Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities will be set forth in the proxy statement/prospectus when available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.

Contacts:

Arqit Limited

UK - Montfort Communications: +44 (0) 20 3514 0897

Nick Miles: +44 (0) 7739 701634, miles@montfort.london

Olly Scott: +44 (0) 7812 345205, scott@montfort.london

James Olley:  +44 (0) 7974 982302, jolley@montfort.london

US - Nicholas Fox:  +1 (347) 882 0804, nickarfox@gmail.com